# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coca-Cola Europacific Partners plc, CIK 0001650107
CUSIP: G25839104
Title of class of securities: Ordinary shares of nominal value (euro) 0.01 per ordinary share
Address of issuer's principal executive offices: Pemberton House, Bakers Road, Uxbridge, United Kingdom (X0), UB8 1EZ
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000903423-17-000105
Filed by CIK 0000021344

## Reporting persons
- The Coca-Cola Company: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 78,972,727; sole dispositive power 0; shared dispositive power 78,972,727; aggregate amount beneficially owned 78,972,727 (17.1% of the class)
  Comment: The percentage in Row 11 is based on a total of approximately 460,947,057 CCEP Shares (as defined below) outstanding as of December 31, 2024, as reported on CCEP's Form 20-F filed with the Securities and Exchange Commission (the "Commission") on March 21, 2025.
- European Refreshments Unlimited Company: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); sole voting power 0; shared voting power 78,972,727; sole dispositive power 0; shared dispositive power 78,972,727; aggregate amount beneficially owned 78,972,727 (17.1% of the class)
  Comment: The percentage in Row 11 is based on a total of approximately 460,947,057 CCEP Shares (as defined below) outstanding as of December 31, 2024, as reported on CCEP's Form 20-F filed with the Commission on March 21, 2025.
- The Coca-Cola Export Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 78,972,727; sole dispositive power 0; shared dispositive power 78,972,727; aggregate amount beneficially owned 78,972,727 (17.1% of the class)
  Comment: The percentage in Row 11 is based on a total of approximately 460,947,057 CCEP Shares (as defined below) outstanding as of December 31, 2024, as reported on CCEP's Form 20-F filed with the Commission on March 21, 2025.
- Atlantic Industries: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 78,972,727; sole dispositive power 0; shared dispositive power 78,972,727; aggregate amount beneficially owned 78,972,727 (17.1% of the class)
  Comment: The percentage in Row 11 is based on a total of approximately 460,947,057 CCEP Shares (as defined below) outstanding as of December 31, 2024, as reported on CCEP's Form 20-F filed with the Commission on March 21, 2025.

## Item 1. Issuer
Name of issuer: Coca-Cola Europacific Partners plc
Address of issuer's principal executive offices: Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (this "Schedule 13G") relates to ordinary shares, nominal value (euro) 0.01 per share ("CCEP Shares") issued by Coca-Cola Europacific Partners ("CCEP"), formerly known as Coca-Cola European Partners plc. This Schedule 13G is filed on behalf of The Coca-Cola Company ("TCCC"), TCCC's direct wholly-owned subsidiary The Coca-Cola Export Corporation ("Export") and TCCC's indirect wholly-owned subsidiaries Atlantic Industries ("Atlantic") and European Refreshments Unlimited Company ("ER" and collectively with TCCC, Export and Atlantic, the "Reporting Persons").

This Schedule 13G is filed on behalf of the Reporting Persons with respect to CCEP Shares.

TCCC owns 100% of Export, which owns 100% of Atlantic. Atlantic owns 100% of ER. Because of the relationship between each of TCCC, Export and Atlantic with ER, each of TCCC, Export and Atlantic may be deemed to share beneficial ownership of the CCEP Shares held by ER.

The Reporting Persons have entered into a joint filing agreement in accordance with the provisions of Rule 13d-1(k)(1) under the the Securities Exchange Act of 1934, as amended (the "Act"), a copy of which is attached as Exhibit 1 hereto. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.
Address of principal business office or, if none, residence:
The principal business address of each of TCCC and Export is:

One Coca-Cola Plaza
Atlanta, Georgia 30313

The principal business address of ER is:

Southgate, Dublin Road
Drogheda, County Meath, A92 YK7W, Ireland

The principal business address of Atlantic is:

c/o Maples Corporate Services Limited
South Church Street
George Town, Grand Cayman KY1-1104
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 78,972,727
Percent of class: 17.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 78,972,727
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 78,972,727

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a).

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Certain indirect wholly-owned subsidiaries of TCCC, including ER (the "TCCC Parties"), have entered into a Shareholders' Agreement, dated as of May 28, 2016 (as may be supplemented and amended from time to time, the "Shareholders Agreement"), with CCEP and Olive Partners S.A. ("Olive"). The Shareholders Agreement provides for, among other things, certain transfer restrictions with respect to CCEP Shares held by the TCCC Parties and Olive and certain governance rights of the TCCC Parties and Olive.

Because of the relationship between the TCCC Parties and Olive as a result of the Shareholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2016 (based on publicly available information) 254,079,627 CCEP Shares held in the aggregate by the TCCC Parties and Olive, or 52.6% of the total number of outstanding CCEP Shares (based on a total of approximately 483,076,396 CCEP Shares outstanding as of December 31, 2016, as reported on CCEP's Form 6-K filed with the Commission on January 3, 2017). Each Reporting Person and each TCCC Party disclaims beneficial ownership of any CCEP Shares held by Olive. Nothing contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists, and the Reporting Persons expressly disclaim membership in any such "group".

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99 - Joint Filing Agreement

## Signatures
- The Coca-Cola Company: /s/ Monica Howard Douglas, Executive Vice President and General Counsel (05/13/2025)
- European Refreshments Unlimited Company: /s/ Una Sheils, Director (05/13/2025)
- The Coca-Cola Export Corporation: /s/ Monica Howard Douglas, Vice President and General Counsel (05/13/2025)
- Atlantic Industries: /s/ Monica Howard Douglas, Vice President and General Counsel (05/13/2025)